February 14, 2025

Joel G. Edwards
Executive Vice President and Chief Financial Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

       Re: Coastal Financial Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38589
Dear Joel G. Edwards:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance